SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This presentation may contain forward -looking statements. Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward -looking statements within the meaning of Comissão de Valores Mobiliários and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the US Securities and Exchange Act of 1934, as amended. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the Comissão de Valores Mobiliários and the United States Securities and Exchange Commission. Forward -looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

Eletrobras

General Information

Expansion

Sectorial Scenario

Capital Structure

Net Debt and Financing

Strategic Planning

Eletrobras Main Functions

Eletrobras

PROGRAMS

"Light for All" (Luz para Todos): more than 15 million people attended

PROCEL: energy saving equivalent to 2,522 MW in 2014

PROINFA: Installed Capacity of 2,975 MW.

LARGEST COMPANY IN ELECTRIC ENERGY OF LATIN AMERICA
IMPLEMENTING AND MANAGING SECTOR AND SOCIAL PROGRAMS
FUNDING MANAGEMENT: RGR, CDE and CCC

- GENERATION
- TRANSMISSION
- DISTRIBUTION
- TRADING

4

Corporate Governance

Maximizing the Company's Value
Performance Improvement
Better way to capital
Contribution to community
Alignment of Interests

Good Practices in Corporate Governance
Statutes
Policies
Support Committees to the Board
Internal Rules

CGPAR
DEST
IBGC
CVM, SEC
NYSE
BM&F BOVESPA
Corporate Governance

5

Compliance

Eletrobras

Shareholders
Fiscal Council
Independent Auditor
(Shadow Investigation)
Board of Directors
Independent Commission for
Investigation Management
International
Law Firm
Hogan Lovells
Compliance
Manager

Hogan Lovells

Investigate wether there are irregularities that violate the US Foreign Corrupt Practices Act 1977, the Brazilian anti-corruption Law nº 12,846/2013 and the Code of Ethics of Eletrobras Companies on projects in which Eletrobras Companies take part in a corporate form or as minority shareholder, through special purpose entities.

CVM
SEC
Min.
Público
DoJ

Independent Commission

Composed by three independent professionals:

- Approve the Investigation Plan;
- Supervise the investigation process;
- Issue the final report based on the result of the investigation done by Hogan Lovells

6

Corporate Sustentability Index

Eletrobras

Índice de Sustentabilidade Empresarial ISE 2015

For the eighth consecutive year, Eletrobras is part of the Corporate Sustainability Index (ISE) of BM&FBOVESPA .

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

For the fourth consecutive year, Eletrobras was listed in the new DJSI Emerging Markets Index, created to indicate the companies that adopt the best corporate governance practices.

7

Eletrobras System

Eletrobras

Eletrobras Cepel (100.00%)

Generation and Transmission

Eletrobras Eletronorte (99.48%)

	SPEs
G	07
T	09
Σ	16

Eletrobras Chesf (99.58%)

	SPEs
G	45
T	07
Σ	52

Eletrobras Furnas (99.56%)

	SPEs
G	56
T	26
Σ	82

Eletrobras Eletrosul (99.88%)

	SPEs
G	11
T	08
Σ	19

Generation

Eletrobras CGTEE (99.91%)

Eletrobras Eletronuclear (99.99%)

Generation Binational

ITAIPU BINACIONAL (50.00%)

Distributors

Eletrobras Amazonas Energia (100.00%)

Eletrobras Distribuição Rondônia (100.00%)

Eletrobras Distribuição Acre (96.71%)

Eletrobras Distribuição Roraima (100.00%)

Eletrobras Distribuição Alagoas (100.00%)

CELG Distribuição (50.93%)

Eletrobras Distribuição Piauí (100.00%)

Shareholdings

Eletrobras Eletropar (83.71%)

Wind Farm Mangue Seco 2 (48.99%)

Belo Monte (15.00%)

Minorities

G, T e D	26

Centrales Hidroeléctricas de Nicaragua – CHN (50.00%)

Rouar S.A. (50.00%)

Inambari Geração de Energia S.A. – IGESA (29.40%)

Eletrobras Companies

Busines	SPEs*
Generation	115
Transmission	47
Total	157

*in some SPE the shareholding participation of Eletrobras is made by more than one subsidiary and/or the Eletrobras holding Comapany

Eletrobras

General Information

Expansion

Sectorial Scenario

Capital Structure

Net Debt and Financing

Strategic Planning

Installed Capacity- MW

Eletrobras

44.6 GW in operation– approximately 32.4% of the installed capacity of Brazil – June 2015

Eletrobras Companies	Through Subsidiaries (a)		Through Participation in Special Purpose Company (b)	Total (a+b)	Physical Aggregation 2015
	Non-Renewed Concessions	O&M			
Eletronorte	9,281	78	121	9,480	-
Chesf	1,401	9,215	588	11,203	90
Furnas	4,212	4,617	2,048	10,878	-
Eletronuclear	1,990	-	-	1,990	-
Itaipu	7,000	-	-	7,000	-
CGTEE	670	-	-	670	-170*
Eletrosul	428	-	700	1,128	164
Eletrobras	-	-	13	13	-
Amazonas Energia	2,205	-	-	2,205	122
Distribuição Rondônia	03	-	-	03	-
Total	**27,189**	**13,910**	**3,470**	**44,569**	**205**

(b) Specific Purpose Companies (SPEs) = Eletrobras proportional participation
*Units off comercial operation.

Installed Capacity Eletrobras x Brazil

Eletrobras

Installed Capacity by source in June 2015 (MW)

	Hidraulic	Nuclear	Wind+ Solar	Clean Energy	Thermal	June 2015
Eletrobras	**38,135**	**1,990**	**459**	**40,585**	**3,984**	**44,569**
% by source in the Eletrobras matrix	85.6%	4.5%	1.0%	91.1%	8.9%	100.0%
Brazil	**90,211**	**1,990**	**6,191**	**98,392**	**38,999**	**137,391**
% by source in the Brazil matrix	65.7%	1.4%	4.5%	71.6%	28.4%	100.0%
% Eletrobras x Brazil	**42.3%**	**100.0%**	**7.4%**	**41.2%**	**10.2%**	**32.4%**

11

Main Generation Projects under Construction

Eletrobras

Mauá 3
590 MW
Nov-17
Teles Pires
1,820 MW
Waiting the conclusion of the TL
Santo Antônio
3,568 MW
2,286 MW under operation
Jirau
3,750 MW
2,400 MW under operation
Belo Monte
11,233 MW
Nov-15
Wind Farms Caiçara I and II, Junco I and II
93 MW
Sep-16
Wind Farms Santo Augusto and Santa Joana
390 MW
Jan-16
Casa Nova I
180 MW
Oct-16
Baraúnas I, Mussambê and Morro Branco I
89 MW
Sep-15
São Manoel
700 MW
May-18
Sinop
400 MW
Jan-18
Angra 3
1,405 MW
Dec -18
Wind Farms Hermenegildo and Chuí
229 MW
Sep-2015
Wind Farms Capão do Inglês, Coxilha Seca and Galpões
229 MW
Aug-2015
Holding
Furnas
Eletronorte
Eletrosul
Chesf
Eletronuclear
Amazonas Energia

	MW	R$ Biillion
Hydro	21,471.2	77.6
Nuclear	1,405.0	14.9
Wind	1,316.2	5.7
Thermal	589.6	1.1
Total (ELB+SPCs)	**24,782.0**	**99.3**
Total ELB	**12,741.8**	**54.2**

12

Basic Studies and Projects Generation

1 Project
792.5 MW
1 Project
220 MW
7 Project
14,450.6 MW
1 Project
350 MW
2 Project
596 MW
6 Project
1,132 MW
1 Project
270 MW
7 Project
1,041 MW
2 Project
2,415 MW
2 Project
2,200 MW
RR
AP
AM
PA
MA
RN
PB
PE
PI
AL
TO
SE
AC
RO
BA
MT
DF
GO
MG
ES
SP
RJ
PR
SC
BR ARG

Studies and Projects

	Units	Installed Capacity	R$ Bi
Basic Project	04	327.6 MW	1.02
Feasibility Study	25	22,873.4 MW	82.4
Inventory	01	270 MW	-
Total	**30**	**23,471 MW**	**83.4**

Studies and Projects

	Location	Installed Capacity	R$ Bi
S. Luiz do Tapajós	PA	8,040 MW	30.6 Bi
Jatobá	PA	2,338 MW	10.1 Bi
Marabá	PA	1,850 MW	12.4 Bi
Serra Quebrada	MA/TO	1,328 MW	4.8 Bi
Garabi	Bra/Arg	1,152 MW	4.6 Bi
Panambi	BraArg	1,048 MW	4.2 Bi
Total	-	**15,756 MW**	**66.7 Bi**

Transmission Lines- Km

Eletrobras

67,848 Km, which 60,057 km ≥ 230kV, representing approximately 47.42% of Transmission Lines of Brazil basic network.

Eletrobras Companies	Through Subsidiaries (a)		Trough Participation in Special Purpose Company (b)	Total (a+b)*	Physical Aggregation 2015
	Non-Renewed Concessions	O&M			
Eletronorte	710	10,005	2,072	12,786	602
Chesf	1,129	18,596	1,189	20,914	122
Furnas	1,148	18,759	1,361	21,267	-
Eletrosul	1,258	9,838	1,083	12,179	-500 **
Amazonas Energia	701	-	-	701	-
Total	**4,946**	**57,198**	**5,704**	**67,848**	**225**

SPEs = proportional participation of Eletrobras *Considering all tensions of transmission lines.
**Eletrosul sold its 24.5% in SPE Norte Brasil Transmissora de Energia to Eletronorte.

14

Projects under Construction

Eletrobras

1
2
3
4
5

	Existent	Future
TL Eletrobras System		
TLs Eletrobras System with Partnership		
TLs Other Companies		

1. Rio Paraná Complex
2. Rio Paranapanema Complex
3. Rio Grande Complex
4. Rio Paranaíba Complex
5. Paulo Afonso Complex

Full Participation	Partnership	Total
2,649 km - 29 transmission projects+ Associated substations	7,315 Km - 18 TL projects + SS associated Being **3,383 km owned by ELB**	9,964 km
7.460 MVA	13,158 MVA being 6,458 MVA owned by ELB	20,618 MVA

Investment:
R$ 12.8 billion, of which R$ 2.2 billion in full partnership

RAP:
R$ 1.26 billion

15

Eletrobras System Distribution

Description	DC Acre	DC Alagoas	DC Amazonas	DC Piauí	DC Rondônia	DC Roraima	Total	Variation 2015 x 2014	CELG-D
Extension of Distribution Lines- Km	19,191	48,106	41,840	87,634	57,610	3,525	**257,906**	4,464	212,099
Number of Customer Assisted	243,730	1,035,674	886,714	1,156,750	586,225	104,395	**4,013,488**	71,483	2,765,305
Number of cities attended	22	62	102	224	52	01	**463**	-	237
Number of Substation	15	55	40	84	61	03	**258**	05	327

DC – Distribution companiy.

Distribution Lines Extension

Number of Customers

4%
9%
10%
19%
12%
1%
45%
Acre
Amazonas
Alagoas
Piauí
Rondônia
Roraima
Celg
4%
13%
15%
17%
8%
2%
41%

WACC after tax: 7.50%

16

Conditions of the Renew of Distribution Concessions

Eletrobras

Standard Guidelines:

1) Efficiency of Service Quality;
2) Conditions of Governance and Transparency;
3) Minimum Conditions of Economic and Financial Sustainability;
4) Modicity of the Tariff; and
5) Operational and Economic Rationality.

Year	Condition
2015	New contract or VNR
2016	Start of the verification of EBITDA adjusted for non-recurring factors
2017	EBITDA > 0 Cash generation
2018	EBITDA - QRR > 0
2019	$\frac{\text{Net Debt}}{\text{EBITDA -QQR}} \leq \frac{1}{\text{80\% SELIC}}$
2020	$\frac{\text{Net Debt}}{\text{EBITDA -QQR}} \leq \frac{1}{\text{111\% SELIC}}$

Violation of minimum sustainability conditions shall imply:

- Annual capitalization in the same amount of the deficit by the controllers;
- Limitation of distribution of dividends to the legal minimum; and
- End of the concession. In 2016 it will be allowed that the minimum condition will be made through capitalization, without additional requirements

VNR = New Replacement Value

QRR = Regulatory Reintegration Quota (form of replacing the investments made for the provision of services throughout the useful life of the goods).

17

Eletrobras

General Information

Expansion

Sectorial Scenario

Capital Structure

Net Debt and Financing

Strategic Planning

Sectorial Overview

Energy Generation by Source - Brazil

0.5%
2.9%
7.3%
89.4%
0.6%
2.7%
18.7%
78.0%
0.9%
2.9%
21.2%
75.0%
2.7%
2.7%
23.1%
71.5%
Wind
Nuclear
Thermal
Hydro
1H12
1H13
1H14
1H15

Source: ONS

19

Eletrobras

General Information

Expansion

Sectorial Scenario

Capital Structure

Net Debt and Financing

Strategic Planning

Capital Structure

Eletrobras

Common Shares
80.4%

13.0%
6.9%
5.8%
24.0%
51.0%
Residents
9.8%
Non
Residents
14.2%

Preferred Stocks
19.6%

82.8%
3.3%
6.9%
7.0%
Residents
42.6%
Non
Residents
40.2%

Total
R$ 31.3 billion

6.9%
4.7%
11.9%
35.6%
41.0%
Residents
16.3%
Non
Residents
19.3%

- Federal Government
- BNDESpar
- BNDES
- Government Funds and CEF
- Minorities

Ticker
BM&FBovespa
Elet3 (Common)
Elet6 (Preferred B)
NYSE
EBR (Common)
EBR_B (Preferred B)
Latibex
XELTO (Common)
XELTB (Preferred B)

21

General Information

Expansion

Sectorial Scenario

Capital Structure

Net Debt and Financing

Strategic Planning

Consolidated Net Debt
R$ billion

Eletrobras

RGR
6.9
14.7
Bonds
Financial Institution
22.0

Total 1H15:
R$ 43.6 billion

Consolidated Financing without RGR	= R$ 37.4 billion
(-) Cash + Securities	= R$ 8.5 billion
(-) Receivable Financing without RGR	= R$ 12.8 billion
(-) Itaipu Reimbursement*	= R$ 2.9 billion
(=) Net Debt without RGR	R$ 13.2 billion

*Amounts to be reimbursed to Eletrobras due to buying and selling of electricity generated by HPU Itaipu.

23

Parent Company's Net Debt - R$ billion

Eletrobras

RGR
6.9
9.6
Bonds
Financial Institution
12.4

Total 1H15:
R$ 28.9 billion

Financing without RGR	= R$ 22.0 billion
(-) Cash + Securities	= R$ 3.4 billion
(-) Receivable Financing without RGR	= R$ 28.7 billion
(-) Itaipu Reimbursement*	= R$ 2.9 billion
(=) Net Debt without RGR	R$ (13.0) billion

*Amounts to be reimbursed to Eletrobras due to buying and selling of electricity generated by HPU Itaipu.

24

Parent Company Financing Structure – R$ billion

Eletrobras

Receivable - R$ 36.6

Sources

1H15

2.9
5.0
25.7
Itaipu reimbursement
RGR
Own Resources

Uses

2.8
12.5
2.9
5.5
13.0
Itaipu
Generators
Distributors
Itaipu reimbursement
Others

Payable - R$ 28.9

1H15

7.4
10.3
8.3
Fin. Inst.
Bonds
RGR

Financing average rate: receivable: 7.92% payable: 6.32%

R$ billion
2.9
20.3
15.9
13.0
12.7
0.4
0.4
Receivable
Payable
Real
US Dólar
Others

25

Consolidated Equity Structure

Total Consolidated Assets
R$ 151.3 billion

Asset
35%
22%
22%
7%
2%
5%
7%
Investment/Fixed Asset
Financial Asset - Concessions
Other
Cash and cash equivalent
Indemnization
Securities
Receivables Financing

Liabilities
37%
6%
13%
2%
13%
5%
24%
Stockholder's Equity
Provision - Contingencies
Other
Remuneration to Shareholders
Suppliers
RGR
Payable Financing

26

Eletrobras

General Information

Expansion

Sectorial Scenario

Capital Structure

Net Debt and Financing

Strategic Planning

Strategic Planning 2015-2019
Main Projects

Eletrobras

- New business model, covering governance and management, readjustment of corporate and organizational structures:
  - restructuring of the distribution business, with the sale of a significant portion participation for a private partner;
  - creating service center for business support activities to be share by all Eletrobras companies;
  - unified management model for the SPEs in order to make more efficient control and management of the results of these companies.

- Obtaining remaining value for the inmdenities of the generation and transmission assets that had its concession renewed by law 12,783/2013 – 2nd tranche of indemnities;
- Prospecting new expansion projects (Participation in Auctions Plan) - Generation;
- Deploy portfolio of contracted expansion projects – Generation;
- Prospecting new expansion projects (Participation in Auctions Plan) – Transmission;
- Deploy portfolio of contracted expansion projects – Transmission;
- Deploy the sale of services related to energy efficiency.

28

Indemnities
Law 12,783/2013

Eletrobras

1st Tranche R$ million

Recognized Value*	Received by 2Q15	Receivable
14,437	14,762	2,434

* Values based on base date of December 2012.

2nd Tranche: Claimed value by October 2015 of supplementary indemnities: **R$ 26,427 million**. R$ million

Eletrobras Companies	Book Value (R$ million)		Claimed Value (R$ million)		Approved Value (1) (R$ million)	
	Generation (2)	Transmission	Generation	Transmission	Generation	Transmission
Eletronorte	-	1,733	-	2,926	-	-
Chesf	488	1,477	4,802	5,627	-	-
Furnas	996	4,530	1,312	10,699	-	-
Eletrosul	-	514	-	1,061	-	1,007
Total	**1,484**	**8,254**	**6,114**	**20,313**	**-**	**1,007**

Values based on base date of December 2012.
(1) The definition of terms of payment haven't been regulated by the Grantor Authority;
(2) Thermal power plants assets were not included due to the resolution of the regulatory agency (ReN. ANEEL 596/2013). Because of that, the accounted values are higher than those demonstrated here (R$ 528 million in Furnas, R$ 186 million in Eletronorte and R$ 357 million in CGTEE).

29

CAPEX – R$ million

Eletrobras

Investment	Budget (a) 2015	Invested (b) 1H15	b/a (%)
Generation	**8,285**	**2,281**	**27.53%**
Corporate Expansion	4,428	731	16.51%
SPEs Expansion	3,077	1,446	47.01%
Maintenance	780	103	13.25%
Transmission	**3,982**	**1,044**	**26.21%**
Corporate Expansion	2,785	551	19.78%
SPEs Expansion	480	368	76.54%
Maintenance	716	125	17.46%
Distribution	**1,422**	**245**	**17.23%**
Corporate Expansion	1,216	175	14.43%
Maintenance	206	70	33.74%
Others (Research , Infra-Structure and Enviromental Quality)	**802**	**91**	**11.40%**
Total	**14,491**	**3,661**	**25.26%**

30

Strategic Planning 2015-2019 - Investments

Eletrobras

- **Generation:** **R$ 27.7 billion**
- **Transmission:** **R$ 17.0 billion**
- **Distribution:** **R$ 4.1 billion**
- **Infraestructure:** **R$ 1.5 billion**

Total: **R$ 50.3 billion**

R$ billion
Uses
23.85
3.83
11.05
5.91
2.52
1.64
1.51
Generation - expansion
Generation - maitenance
Transmission - expansion
Transmission - maintenance
Distribution - expansion
Distribution - maintenance
Infraestructure

R$ billion
Sources
6.8
12.5
13.3
17.7
Indemnities
Cash Generation
Contracted Loans
New Loans

31

Thank You!

Eletrobras Investor Relations area is at your disposal for any questions or information.

www.eletrobras.com.br/elb/ir

Investor Relations

invest@eletrobras.com

Phone Numbers:
+55 21 2514 6331
+55 21 2514 4637

Eletrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.